

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2019

Wei Chen
Chief Executive Officer
Orisun Acquisition Corp.
555 Madison Avenue, Room 543
New York, NY 10022

> **Re: Orisun Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 12, 2019**
> **File No. 333-232356**

Dear Ms. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2019 letter.

Amendment No. 1 to Form S-1

General

1. We note your response to comment two of our prior letter. We note that Article 10 of your Amended and Restated Certificate of Incorporation includes an exclusive forum provision requiring that the Court of Chancery of the State of Delaware must be the exclusive forum for the actions described in the article. Please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees.

You may contact Jenn Do (Staff Accountant) at (202) 551-3743 or Al Pavot (Staff Accountant) at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction